January 4, 2022
Via EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549

Attention:    Melissa Kindelan
    Christine Dietz

Re:    Domo, Inc.
    Form 10-K for the annual period ended January 31, 2021
    Filed April 1, 2021
    Form 10-Q for the quarterly period ended October 31, 2021
    Filed December 10, 2021
    Form 8-K furnished on December 2, 2021
    File No. 001-38553

Dear Ms. Kindelan and Ms. Dietz:
Domo, Inc. has received the Staff’s comment letter dated December 21, 2021, relating to the above-referenced filings, and is currently in the process of preparing a response.
Pursuant to prior communications with the Staff, we are filing this correspondence to confirm that we intend to submit a response to the comment letter no later than January 15, 2022.
Sincerely,
/s/ Dan Stevenson
Dan Stevenson
Chief Legal Officer

cc:    Bruce Felt, Chief Financial Officer, Domo, Inc.

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